Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements and related notes as set forth in Exhibit 99.2 entitled “Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended March 31, 2023 and 2022.” In addition to historical unaudited consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and “Risk Factors” as more fully disclosed in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022, as with the U.S. Securities and Exchange Commission (the “SEC”) on February 16, 2023. All amounts included herein with respect to the six months ended March 31, 2023 and 2022 are derived from our unaudited consolidated financial statements included elsewhere in Exhibit 99.2. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP. Unless the context indicates otherwise, references to “Ostin” are to Ostin Technology Group Co., Ltd., a Cayman Islands exempted company and references to “we,” “us,” “our,” “our company,” the “Company” or similar terms used in this Exhibit 99.1 are to Ostin and/or its consolidated subsidiaries.

Overview

We are a supplier of display modules and polarizers in China. We design, develop and manufacture TFT-LCD modules in a wide range of sizes and customized sizes according to the specifications of our customers. Our display modules are mainly used in consumer electronics, commercial LCD displays and automotive displays. We also manufacture polarizers used in the TFT-LCD display modules and are in the process of developing polarizers for the OLED display panel.

We were formed in 2010 by a group of individuals with industry expertise and have been operating our business, primarily through our wholly owned subsidiary, Jiangsu Austin Optronics Technology Co., Ltd. (“Jiangsu Austin”) and its subsidiaries. We currently operate one headquarter and three manufacturing facilities in China with an aggregate of 54,759 square meters - the headquarter is located in Jiangsu Province, one factory is located in Jiangsu Province for the manufacture of display modules, one in Chengdu, Sichuan Province for the manufacture of TFT-LCD polarizers and one in Luzhou, Sichuan Province, for manufacture of display modules which are primarily used in display devices for education, healthcare, transportation, businesses and offices.

We seek to build our market position based on our close collaborative customer relationships and a focus on the development of high-end display products and new display materials. Our customers include many of the leading manufacturers of computers, automotive electronics and LCD displays in China and worldwide. We have also successfully introduced our polarizers to many companies in China, and extended our product lines to include polarizers to be used for both vertical alignment (VA) panels and in-plane switching (IPS) panels in 2020.

Recent Developments

During the six months ended March 31, 2023, we continued our efforts to develop new products and aim to introduce a protection film to our customers. The production film is designed to be attached to the surface of products, such as OLED panels and wafers, to prevent damage from dust and scratch and will be manufactured through the production facilities we used for polarizers. The protection film is currently undergoing technical improvements. It is expected to pass customer testing in the third quarter of 2023 and is expected to be put into production from the fourth quarter of 2023.

In an effort to increase our profits as well as utilizing our extensive resources and expertise in the display panel industry, we have diversified our production and sales of display products to end users such as commercial display and consumer electronics, which generally have a higher profit margin than our display module products. We have also independently developed new technologies that are used in our proprietary products, such as the all-in-one intelligent conference system and Pintura wireless photo transmission system. Our sales of Pintura wireless photo transmission system in China started since October 2022. Based on our market evaluation, we are upgrading the current Pintura model and developing a new generation of product, which are expected to officially launch in the United States in late 2023. To boost our marketing efforts for these products, we have strengthened our sales force by hiring more sales representatives, providing end-user-focused sales training, attending electronics exhibitions and increasing expenditures on advertisements.

To further diversify our source of revenue, we have leveraged our strong research and development (“R&D”) capabilities and accumulated expertise in the display module field and developed customized solutions for our clients. However, throughout the six months ended March 31, 2023, our R&D team suspended the external service to put its main efforts into our independent product development.

Key Factors Affecting Our Results

Our results are primarily derived from the sales of display modules and polarizers to display manufacturers, end-brand customers or their system integrators in China, Hong Kong, Taiwan and Southeast Asia. The historical performance and outlook for our business is influenced by numerous factors, including the following:

●	Fluctuations in Prices of Electronic Component, Polarizer Materials, Other Costs - Fluctuations in the prices of raw materials can lead to volatility in the pricing of our products, which influences the buying patterns of our customers. Because the raw material cost represents over half of our total cost of sales, higher or lower raw material cost affects our gross margins. Increases in the market price of raw materials typically enable us to raise our selling prices. To a lesser extent, our gross margins and selling prices can also be impacted by the costs of transportation and labor.

●	Price Fluctuations Due to Cyclical Market Condition - The display panel industry in general is characterized by cyclical market conditions. From time to time, the industry has been subject to imbalances between excess supply and a slowdown in demand, and in certain periods, resulting in declines in selling prices. In addition, capacity expansion anticipated in the display panel industry may lead to excess capacity. Capacity expansion in the display panel industry may be due to scheduled ramp-up of new manufacturing facilities, and any large increases in capacity as a result of such expansion could further drive down the selling prices of our products, which would affect our results of operations. We cannot assure you that any continuing or further decrease in selling prices or future downturns resulting from excess capacity or other factors affecting the industry will not be severe or that any such continuation, decrease or downturn would not seriously harm our business, financial condition and results of operations.

●	General Competition - Several of our products have historically faced significant competition both in China and some foreign markets, and we have successfully competed against our competitors with excellent customer service, high quality products and rapid fulfilment of customer orders. However, our business could be adversely affected by competitors who reduce prices, improve on-time delivery and take other competitive actions, which may reduce our customers’ purchases of products from us.

Impact of the Covid-19 Pandemic

During the six months ended March 31, 2023, the COVID-19 pandemic continues to spread in China and other parts of the world, and COVID-19 restrictions and controls in China have not been relaxed until the end of 2022. Although the Chinese government has now lifted the restrictions, the COVID-19 pandemic still has negatively impacted, and may continue to negatively impact, the global economy and disrupt normal business activity, which may have an adverse effect on our results of operations.

The impacts of the COVID-19 pandemic on our business, financial condition, and results of operations include, but are not limited to, the following:

●	The demand for consumer electronics including TVs, monitors, and entertainment devices has been reduced due to market saturation after Chinese government lifted controls, as a result of consumers’ demand shifting to spending on outdoor activities, such as tourism. This has resulted in a decline in our sales and price of display modules during the six months ended March 31, 2023, compared to the same period in previous year.

●	Our credit policy typically requires payment within 30 to 120 days, and payments on the vast majority of our sales have been collected within 45 days. Our average accounts receivable turnover periods were approximately 58 days and 62 days for the six months ended March 31, 2023 and 2022, respectively. The slight decrease in the accounts receivable turnover days is due to the company’s optimized sales process, improved efficiency in order processing, and active collection efforts, which have led to faster collection of sales revenue.

●	For the six months ended March 31, 2023, we were able to repay all our debt and other obligations without taking advantage of any available payment deferral or forbearance term.

●	Our workforce remained stable for the six months ended March 31, 2023. We did not receive government subsidy or take advantage of any government assistance program in relation to the pandemic. We have complied with the various safety measures required by the local government and provided our employees with protective gears and regularly monitor and trace the health condition of our employees. However, we do not believe those safety measures have materially impacted our operation.

In the longer-term, the adverse effects of the COVID-19 pandemic on the economies and financial markets of many countries are expected to persist, and may lead to an economic downturn or recession. This could adversely affect demand for some of our products and those of our customers, such as display modules used for automotive display, which may, in turn negatively impact our results of operations.

The degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the actions to contain or treat the virus, how quickly and to what extent the economic and operating conditions can resume, and the severity and duration of the global economic downturn as a result of the pandemic.

Results of Operations

For the Six Months Ended March 31, 2023 and 2022

The following table summarizes the results of our operations for the six months ended March 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

(All amounts, other than percentages, are in U.S. dollars)

	For the Six Months
	Ended March 31,		Variance
	2023	2022	Amount	Percentage
Sales	$34,295,114	$60,094,661	$(25,799,547)	(43)%
Cost of sales	33,603,125	51,460,589	(17,857,464)	(35)%
Gross profit	$691,989	8,634,072	(7,942,083)	(92)%

Operating expenses:
Selling and marketing expenses	1,325,919	1,419,660	(93,741)	(7)%
General and administrative expenses	3,175,731	3,550,877	(375,146)	(11)%
Research and development costs	1,430,401	2,028,038	(597,637)	(29)%
Loss (Gain)from disposal of property, plant and equipment	(160,288)	1,242	(161,530)	(13,006)%
Total operating expenses	$5,771,763	6,999,817	(1,228,054)	(18)%

Operating income	$(5,079,774)	$1,634,255	$(6,928,065)	(411)%

Other income (expenses):
Interest expense, net	(544,923)	(741,667)	196,744	(27)%
Other income (expenses), net	499,982	615,587	(115,605)	(19)%
Total other income (expenses), net	(44,941)	(126,080)	81,139	(64)%

Income before income taxes	$(5,124,715)	$1,508,175	$(6,846,926)	(440)%
Income tax provision	108,189	(306,515)	414,704	(135)%

Net income	$(5,016,526)	$1,201,660	$(6,432,222)	(517)%

Revenues

The following table presents revenue by major product and service categories for the six months ended March 31, 2023 and 2022, respectively.

	March 31, 2023		March 31, 2022
	Revenues Amount	As % of	Revenues Amount	As % of
Revenue Category	(In USD)	Revenues	(In USD)	Revenues
Display modules	$15,137,071	44%	$27,961,103	47%
Polarizers	16,974,322	49%	23,750,420	40%
Research and development services	-	-	4,957,518	8%
Others (repair services)	2,183,721	6%	3,425,620	5%
Total	$34,295,114	100%	$60,094,661	100%

Revenues decreased by approximately $25.80 million or 43%, to approximately $34.30 million for the six months ended March 31, 2023 from approximately $60.09 million for the six months ended March 31, 2022. The significant decrease in revenues was primarily due to the decrease in sales from both display modules and polarizers resulted from the large-scale outbreak of coronavirus infections in mainland China in the fourth quarter of 2022 as more fully discussed below.

Revenue from sales of display modules decreased by approximately $12.82 million or 46%, to approximated $15.14 million for the six months ended March 31, 2023 from approximately $27.96 million for the six months ended March 31, 2022. Based on seasonality in our business and cyclical nature of our industry, we believe that the market demand will gradually recover in the second half of 2023 and give a steady boost to our sales of display modules in the next 12 to 18 months. We have also improved our research and development capabilities based on accumulated experience and expertise of new products research and development catering to our major end-brand clients and expanded certain product lines from trial production to mass production. For the six months ended March 31, 2023 and 2022, revenue generated from sales of the display modules accounted for 38% and 47% of our total revenues, respectively.

In 2018, we made a strategic decision to launch our new business segment - polarizers and our Chengdu manufacturing facility commenced mass production of polarizers in April 2019. Polarizer is an essential part of TFT-LCD display panel and has been in high demand in China due to limited domestic production capacity and concentration of supply in oversea suppliers. By adding polarizers in our product offering portfolio, we effectively expanded our business horizon, extended customer outreach, and strengthened our competitiveness. To facilitate mass production of polarizers, we invested substantial amounts of capital and human resources to construct and operate our Chengdu manufacturing facility during the six months ended March 31, 2023 and closed other low-margin product lines of display modules. For the six months ended March 31, 2023 and 2022, revenue generated from the polarizers were approximately $16.97 million and $23.75 million, respectively, representing a decrease of approximately $6.78 million or 29%. The prolonged COVID-19 pandemic has had a negative impact on the economy and thereby lowered the expectations of income, which has subsequently affected the demand for electronic consumer goods. Such decreased demand in the six months ended March 31, 2023 resulted decrease in the sales of our polarizers. For the six months ended March 31, 2023 and 2022, revenue generated from sales of polarizers accounted for 49% and 40% of our total revenues, respectively.

In addition to revenue from sales of display modules and polarizers, we also provide display panel repair services to our customers at extra charges, which involves sales of our products as replacement of certain parts of the display panels. The repair services were originally offered to a limited number of customers at their request and represent only a small portion of our revenues. As a result of our extending repair services customer base to those who did not purchase our display panel products, our revenues from repair services decreased by approximately $1.24 million, or 36%, to approximately $2.18 million for the six months ended March 31, 2023 from approximately $3.43 million for the six months ended March 31, 2022.

For the six months ended March 31, 2023, revenue generated from our new products R&D services was nil, representing significant decrease as compared to approximately $4.96 million for the six months ended March 31, 2022. This was primarily due to the fact that our R&D team suspended the external service to put its main efforts into our independent product development.

The following table shows our revenues by geographic region for the six months ended March 31, 2023 and March 31, 2022. To mitigate impact of the fluctuation of exchange rates and supply chain disruption caused by the COVID-19 pandemic, we focused more on domestic markets instead of overseas markets, and therefore, our sales to Hong Kong and Taiwan decreased significantly during the six months ended March 31, 2023 as compared to the same period last year.

	March 31, 2023		March 31, 2022
	Revenues Amount	As % of	Revenues Amount	As % of
Country/Region	(In USD)	Revenues	(In USD)	Revenues
Mainland China	$33,524,738	98%	$55,034,541	92%
Hong Kong and Taiwan	761,136	2%	5,060,120	8%
Southeast Asia	9,240	-	-	-
Total	$3,4974,469	100%	$60,094,661	100%

Cost of sales

The following table presents cost of sales by categories for the six months ended March 31, 2023 and 2022, respectively.

	For the Six Months Ended March 31,
	2023	2022
Product Category
Display modules	$13,986,161	$26,117,379
Polarizers	16,226,347	21,386,213
Research and development services	1,434,771	1,629,328
Others	1,955,845	2,327,669
Total	$33,603,125	$51,460,589

Gross Margin
Display modules	8%	7%
Polarizers	4%	10%
Research and development services	/	67%
Others	10%	32%
Total Gross Margin	2%	14%

Cost of sales decreased by approximately $17.86 million or 35%, to approximately $33.60 million for the six months ended March 31, 2023 from approximately $51.46 million for the six months ended March 31, 2022. The decrease in cost of sales was in line with the decrease in our revenue.

Our gross profit decreased by approximately $7.94 million, or 92%, to approximately $0.69 million for the six months ended March 31, 2023 from approximately $8.63 million for the six months ended March 31, 2022. Overall gross profit margin was 2% for the six months ended March 31, 2023, as compared to 14% for the six months ended March 31, 2022. The decrease in gross profit is due to we reduced unit sales price in an effort to clear lower-end products inventory.

The decrease in gross profit margin of display modules and polarizers was primarily attributable from high costs relating to the procurement of raw materials and decline in the market demand, resulting in a decrease in our products’ unit sale price and sales volume.

 The decrease in gross profit for R&D services was due to the fact that our R&D team suspended the external service to put its main efforts into our independent product development.

Selling and marketing expenses

Selling and marketing expenses decreased by approximately $0.09 million, or 7%, to approximately $1.33 million for the six months ended March 31, 2023 as compared to approximately $1.42 million for the six months ended March 31, 2022. The decrease in selling and marketing expenses was mainly due to the reduction in market development activities.

General and administrative expenses

General and administrative (“G&A”) expenses decreased by approximately $0.38 million, or 11%, to approximately $3.18 million for the six months ended March 31, 2023 as compared to approximately $3.55 million for the six months ended March 31, 2022. The decrease in G&A expenses was due to the reduction of professional service fees upon the completion of our initial public offering.

Research and development expenses

Our research and development expenses decreased by approximately $0.6 million to $1.43 million for the six months ended March 31, 2023 from approximately $2.03 million for the same period in 2022. The decrease was mainly attributable to the outbreaks of the COVID-19 pandemic in the fourth quarter of 2022 in mainland China. Such outbreaks caused some of our employees, including R&D personnel, to contract the virus and became unable to work. As a result, we decided to halt some of our R&D projects, leading to a reduction in our R&D expenses.

Other income (expenses)

Other income (expenses) was approximately $0.50 million for the six months ended March 31, 2023, which primarily consisted of other non-business income of $0.52 million and other non-business expenses of $0.02 million. Other non-business income was mainly government subsidiaries of $0.52 million.

Other income (expenses) was approximately $0.62 million for the six months ended March 31, 2022, which primarily consisted of other non-business income of $0.63 million and other non-business expenses of $0.01 million. Other non-business income was mainly government subsidiaries of $0.56 million.

Net income (loss)

As a result of the foregoing, we recorded net loss of $5.02 million and net income of $1.20 million for the six months ended March 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

	For the Six Months Ended March 31,
	2023	2022

Net cash provided by (used in) operating activities	$574,718	$8,014,001
Net cash used in investing activities	(4,894,435)	(1,444,310)
Net cash provided by (used in) financing activities	4,546,954	(3,780,988)
Effect of exchange rate changes on cash and cash equivalents	1,091,956	59,099
Net increase in cash and cash equivalents	$864,719	$2,847,802
Cash and cash equivalents, beginning of period	3,806,920	684,335
Cash and cash equivalents, end of period	$2,942,201	$3,532,137

Operating Activities:

Net cash provided by operating activities for the six months ended March 31, 2023 was approximately $0.57 million, which was primarily attributable to a net loss of approximately $5.02 million, adjusted for non-cash items of approximately $2.03 million and adjustments for changes in working capital of approximately $3.56 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $1.77 million – our accounts receivable balance decreased significantly due to the collection of receivables from our major customers during the six months ended March 31, 2023;

(ii)	increase in inventory of approximately $0.43 million – our inventory increased significantly due to the higher quantity of specific products in response to market changes.

(iii)	decrease in advances to suppliers of approximately $2.99 million – from time to time we are required to make advance payments to our suppliers for purchase of raw materials. Due to the decreased demand for raw materials resulted from the decreased sales and the effort to enhance the efficiency of our cash flows, we made lower advance payments to our suppliers during the six months ended March 31, 2023;

(iv)	increase in accounts payable of approximately $0.45 million due to an increase in the purchase of raw materials; and

(v)	increase in advance from customers of approximately $0.22 million due to a change in our credit policy, where we require advance payments from certain new customers.

Net cash provided by operating activities for the six months ended March 31, 2022 was approximately $8.01 million, which was primarily attributable to a net profit of approximately $1.20 million, adjusted for non-cash items of approximately $1.10 million and adjustments for changes in working capital of approximately $5.72 million. The adjustments for changes in working capital mainly included:

(i)	decrease in accounts receivable of approximately $10.36 million – our accounts receivable balance decreased significantly due to the collection of receivables from our major customers during the six months ended March 31, 2022;

(ii)	Increase in inventory of approximately $0.85 million – our inventory increased significantly due to increase in raw material inventory in transit as of March 31, 2022 resulting from the increase in transportation and delivery time caused by the COVID-19 pandemic;

(iii)	decrease in advances to suppliers of approximately $3.80 million – from time to time we are required to make advance payments to our suppliers for purchase of raw materials. Due to the decreased demand for raw materials resulted from the decreased sales and the effort to enhance the efficiency of our cash flows, we made lower advance payments to our suppliers during the six months ended March 31, 2022;

(iv)	decrease in accounts payable of approximately $6.36 million due to the payment to our suppliers; and

(v)	decrease in advance from customers of approximately $1.04 million due to the decreased sales of our products.

Investing Activities:

Net cash used in investing activities was approximately $4.89 million for the six months ended March 31, 2023, mainly attributable to the addition of fixed assets of $4.93 million for production needs during the period. Additionally, the addition of intangible assets of $0.33 million during the same period. Furthermore, there was a gain of $0.37 million from the disposal of fixed assets and construction in progress.

Net cash used in investing activities was approximately $1.44 million for the six months ended March 31, 2022, mainly attributable to the addition of fixed assets of $1.39 million for production needs during the period.

Financing Activities:

Net cash provided by financing activities was approximately $4.55 million for the six months ended March 31, 2023, primarily attributable to repayment of related party loans of approximately $2.73 million, repayment of third-party loans of approximately $0.06 million, partially offset by net proceeds from bank loans of approximately $2.73 million.

Net cash used in financing activities was approximately $3.78 million for the six months ended March 31, 2022, primarily attributable to repayment of related party loans of approximately $1.92 million, repayment of third-party loans of approximately $3.29 million, partially offset by net proceeds from bank loans of approximately $1.92 million.

Primary Sources of Liquidity

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our loan arrangements with banks and certain third-party individuals. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of display modules and polarizers to our customers at margins sufficient to cover fixed and variable expenses.

As of March 31, 2023 and September 30, 2022, we had cash and cash equivalents of $2,942,201 and $3,806,920, respectively. We believe that our current cash, cash to be generated from our operations and access to funds under our loan arrangements with banks will be sufficient to meet our working capital needs for at least the next twelve months.

We finance our operations through short-term loans provided by a syndicate of banks in China, as listed in Note 12 Short-term Borrowings of our unaudited consolidated financial statements. As of March 31, 2023, we had a total of 19 outstanding short-term loans provided by banks, with an aggregate principal amount of RMB122,000,000, or approximately $17.76 million. As of September 30, 2022, we had a total of 18 outstanding short-term loans provided by banks, with an aggregate principal amount of RMB102,930,000, or approximately $14.47 million. Each of these loans has a term of six months to one year and, pursuant to our agreements with these banks, all of the loans can be renewed and funds can be accessed immediately when the outstanding principal and interest are repaid in full. All of these loans have a fixed interest rate. The average interest rates were 4.60% and 4.78% for the outstanding bank loans as of March 31, 2023 and September 30, 2022, respectively.

We do not have any amounts committed to be provided by our related parties. However, we plan to expand our business by investing in new technologies either through acquisition or research and development and construction of facilities and purchase of equipment for production of new products. In April 2022, we received net proceeds of approximately $13.6 million after deducting underwriting discounts and commissions and offering expenses from our initial public offering. In the future, we may need to raise more capital through financing, including private and public offering, to fund our business development and further strengthen our position in the market.

Substantially all of our operations are conducted in China and a majority portion of our revenues, expense, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets as a result of our business expansion in China mainland and overseas markets, and the construction and launch of, and the continuous investment in, the manufacturing facility of polarizers. Our capital expenditures amounted to $4.89 million for the six months ended March 31, 2023 and $1.44 million for the six months ended March 31, 2022.

Contractual Obligations

There were no significant contractual obligations and commercial commitments, other than our bank borrowings as disclosed in herein as of March 31, 2023 and September 30, 2022.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the six months ended March 31, 2023 and 2022 that have or that in the opinion of management are likely to have, a current or future material effect on our consolidated financial condition or results of operations.

Impact of Inflation

We do not believe the impact of inflation on us is material. Our operations are in China and China’s inflation rates have been relatively stable in the last three years: 2.0% for 2022, 2.3% for 2021, 2.5% for 2020.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through Jiangsu Austin and its subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Our PRC subsidiaries may purchase foreign exchange from relevant banks and make distributions to offshore companies after completing relevant foreign exchange registration with the SAFE. Our offshore companies may inject capital into or provide loans to our PRC subsidiaries through capital contributions or foreign debts, subject to applicable PRC regulations. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

Under PRC law, each of our affiliates in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reached 50% of its registered capital, after which any mandatory appropriation stops. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies. The reserved amounts as determined pursuant to PRC statutory laws totaled $1,497,537 and $1,496,314 as of March 31, 2023 and September 30, 2022, respectively.

Research and Development

The display panel industry is subject to rapid technological changes. We believe that effective research and development is essential to maintaining our competitive position in the market.

We conduct research and development primarily internally and through collaborations with various universities. We spend approximately 3-4% of revenue each year on our research and development activities. We have developed a research and development management system that encourages our engineers to make new project proposals and implement strict evaluation standards for each stage of a project development. New projects are selected primarily based on their feasibility and consistency with our overall research and development strategy, and are reviewed on a quarterly basis. As of March 31, 2023, our research and development department had a total of 60 employees, of which 10% have a master’s degree or higher.

The following are examples of products and technologies that have been developed through our research and development activities in recent years:

To strengthen our technology leadership and improve our competitiveness, we have focused on diversifying the use of our products to new industries, such as automotive, outdoor media, public education, and IoT terminals. In our research and development, we have aimed at upgrading the display technology of our products to cater for different application scenarios.

We have also expanded our research and development efforts to upstream raw materials. Through our cooperation with Inabata & Co., Ltd. in Japan, our polarizer manufacturing facilities in Chengdu started production in January 2019. We worked with Inabata & Co., Ltd. to jointly develop new polarizers to meet the technical specifications of customers in China. We will continue to invest in the research and development of polarizers for LCD and OLED display panels.

To enhance competitiveness in the end product market, our research and development team has been developing innovative products with a unique market positioning. We have started to independently develop new technologies, such as face recognition, simultaneous language translation, wireless charging, and synchronous projection, which are being applied to our own products, such as the all-in-one intelligent conference system and wireless photo transmission system.

Furthermore, with the expansion of the use of display panels, an increasing number of customers who are unable to independently develop their own control systems, are searching for one-stop display, control and transmission solutions that meet their needs. Since 2017, we have strengthened our technological capabilities to offer client-centric, one-stop solutions and services that cover product design, research and development as well as production and sales.

Trend Information

After the significant increase in customer demand resulting from the COVID-19 pandemic since 2019, the market demand keep declining during the six months ended March 31, 2023. Although the Chinese government has gradually relaxed control over the Covid-19 pandemic by the end of 2022, demand for IT products has not recovered, but rebounded in the direction of services, including tourism and catering. The costs of sales, production and raw materials also declined sharply following the decrease in market demand. By arranging the production plan based on sales orders, we avoided the backlog problem caused by the oversupply situation in the overall market. Based on seasonality in our business and the cyclical nature of our industry, and there is a delay in recovery from reduced demand caused by the pandemic, we believe that the market demand will gradually recover in the second half of 2023 and will boost our sales of display modules and polarizers in the next 12 to 18 months. However, we cannot predict future supply chain disruption and other sudden changes to the market demand including uncertainties from policies, international relationship or epidemics, which may adversely affect our results of operations and financial conditions.

Critical Accounting Estimates

The preparation of the unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the unaudited consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.